FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of an increase in interests in Ordinary shares in GlaxoSmithKline plc purchased at a price of £12.43 per share on 10 January 2011, and Ordinary share ADRs in GlaxoSmithKline plc purchased at a price of $38.76 per ADR on 6 January 2011, in respect of the personal holdings of the under-mentioned persons following the re-investment of the dividend paid to shareholders on 6 January 2011.

	Ordinary shares	ADRs
Dr M M Slaoui	163.46	157.59
Kristen Belmonte		5.76
Mr J M Clarke	415.16
Mr M Dunoyer	2.26
Mr E J Gray	234.41
Mr W C Louv		123.79
Mr D J Phelan		302.52
Dr D Pulman		186.18
Mr D S Redfern	126.91
Mr J R Stéphenne	614.30
Ms C Thomas	96.07
Mr P J T Vallance	57.46

The Company was advised of this information on 11 January 2011.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

11 January 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 12, 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc